EXHIBIT 99.4
Media release

Rio Tinto becomes the first producer of scandium oxide in North America

06 May 2022

SOREL-TRACY, Canada – Rio Tinto Fer et Titane (RTFT) has produced a first batch of high purity scandium oxide at its commercial scale demonstration plant in Sorel-Tracy, becoming the first North American producer of this critical mineral, which is notably used in solid oxide fuel cells and in aluminium alloys.

The RTFT team has completed commissioning activities, and is now focusing on production ramp up to bring the plant to its nameplate capacity of three tonnes of scandium oxide per year, representing approximately 20% of the global market. The plant uses an innovative process developed by RTFT to extract high purity scandium oxide from the waste streams of titanium dioxide production, without the need for any additional mining.

The company is also considering near-term expansion options to increase production capacity in line with market demand.

Rio Tinto Iron and Titanium managing director Stéphane Leblanc said: “We are very proud of this first  production of scandium oxide. This is a key milestone in the development of a secure supply of scandium,  demonstrating our ability to de-risk the global supply chain for this critical mineral.

“With this breakthrough process creating value from waste, Rio Tinto Fer et Titane’s ambition is to become a key supplier in the global scandium market. I want to congratulate our employees who brought this project from the drawing board to commercial demonstration in less than two years,” added Stéphane Leblanc.

Scandium oxide is used to improve the performance of solid oxide fuel cells, which are used as a power source for data centres and hospitals, as well as in niche products such as lasers and lighting for stadiums or studios. It is also used to produce high-performance aluminium-scandium alloys for the aerospace, defence and 3D printing industries.

To learn more, visit www.elementnorth21.ca

Notes to editors

RTFT operates an open cast ilmenite mine at Lac Tio near Havre-Saint-Pierre, on Quebec’s North Shore. The ore is used to produce high-quality titanium dioxide feedstock, pig iron, steel and metal at RTFT’s metallurgical complex in Sorel-Tracy, Quebec. Together, the sites employ over 1,600 people.

RTFT has operated in Quebec for more than 70 years and pioneered the process of removing iron from ilmenite. In the last decade, RTFT has focused on developing, marketing and fine-tuning the UGS process, which produces slag with a very high titanium dioxide content sold to pigment producers.

Founded in 1967, RTFT’s Critical Minerals and Technology Centre conducts research on process improvement and develops new products. The Centre features state-of-the-art equipment and highly specialised instruments, such as inductively coupled plasma spectrometers, X-ray diffractometers, atomic absorption units, image analysers, scanning electron microscopes and powder metallurgy testing laboratory.

Contacts

Please direct all enquiries to simon.letendre@riotinto.com

Media Relations

Simon Letendre
M +1 514796 4973
simon.letendre@riotinto.com

Rio Tinto plc

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